RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2017

ASSETS

Cash	$	231,397
Commissions receivable		317,121
Receivables and advances - related parties		597
Prepaid expenses		910
Prepaid federal income tax		5,320
Clearing deposit		75,000
Property and equipment, at cost, net of accumulated depreciation and amortization of $164,407		21,397
TOTAL ASSETS	$	651,742

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	380,377
State income taxes payable		3,500
Total Liabilities		383,877
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized; Series 2, 1,000 shares authorized, 562 shares issued and outstanding		224,800
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued and 90,000 shares outstanding		21,000
Additional paid-in capital		33,100
Retained earnings		65,366
Treasury stock, 9,000 shares at cost		(76,401)
Total Stockholders' Equity		267,865
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	651,742

See notes to financial statements.